China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

VIA EDGAR
Ms. Angela McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:                     China Xingbang Industry Group Inc.
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178062

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2011 regarding the Registration Statement on Form S-1 (“Form S-1”) previously filed on November 18, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form S-1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the dates that the securities were sold and the amounts being registered, please provide an analysis explaining your basis for relying on Rule 415( a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response:   In response to the Staff’s comment, the selling shareholders Dual Glory Limited, Empire Star Group Limited, Eternal Lead Limited, Top Pearl Holdings Limited, Rosy Period Limited, Novel Brilliant Limited, Magic Sail Limited and EastPark Capital Group Limited agreed to register a lesser amount of their shares.  The aggregate amount of shares held by these eight shareholders being registered is now revised to be 3,780,000, which equals 14% of the shares held by non-affiliate shareholders before the Company’s October 2011 private placement pursuant to Regulations S and 13.38% of the public float after such offering.  These eight shareholders have held their respective shares since the share exchange on May 13, 2011.  The remaining 98 selling shareholders acquired their respective shares in the Company’s October 2011 private placement.  None of these selling shareholders nor the natural persons who hold voting and investment power over their respective shares is director or officer of the Company, nor do any of them hold more than 5% of the issued and outstanding shares of the Company.  In addition, none of the selling shareholders or the natural persons who hold voting and investment power over the respective shares is in the business of underwriting securities.  Finally, the selling shareholders are not acting as a conduit for the Company.

Selling Stockholders, page 60

2.	Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities referenced in the table.

Response: We have included footnotes disclosing the natural persons who hold voting and investment power over the shares beneficially owned by the entities referenced in the selling shareholder table in Amendment No. 1.

Signatures, page II -6

3.
Your registration statement must be signed by your principal financial officer and controller or principal accounting officer. Please note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement. Please revise accordingly. Refer to the instructions under the Signatures section of Form S-1 for guidance.

Response: We have included the signature of the principal financial officer and revised the signatures to the Power of Attorney on the signature page of Amendment No.1.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Xiaohong Yao
Xiaohong Yao
Chairman of the Board, CEO and President